

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
Shmuel Ulano
Chief Executive Officer
Power Gala Corp.
4515 12th Avenue
Brooklyn, NY 11219

>   **Re: Power Gala Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 18, 2013**
>   **File No. 333-189401**

Dear Mr. Ulano:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of planning events. However, your disclosure shows that you had no assets as of February 21, 2012, other than cash of $7,950, no revenues, no operations and no contracts regarding the company's proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing.   In addition, the costs of this offering are $36,504.64. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

Risk Factors, page 4

4.   Please revise to provide the risk related to the lack of management's experience in running a public company.

Our Independent Registered Public Accounting Firm…, page 4

5.   Please revise to quantify your net losses.

Plan of Operations, page 22

6.   Please revise your disclosure in this section, or in the "Our business plan within 12 months is outlined below" section on page 27, to provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such

funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Notes to Financial Statements

(2) Going Concern, page F-7

7.   Please revise your disclosure regarding the filing of the Form S-1 as the filing is registering shares already outstanding and that the registrant is not receiving any proceeds as a result of the filing.

Notes to Unaudited Condensed Financial Statements, page F-14

Summary of Significant Accounting Policies, page F-14

8.   We note your disclosure that the company has elected a December 31 year end. Please tell us why interim financial statements have not been provided for the period ended March 31, 2013.

9.   We note your disclosure that in the opinion of management, the interim financial statements include all adjustments necessary to present fairly the company's financial position as of February 28, 2013. Please tell us why management believes this disclosure is appropriate given the financial statements are as of and for the period ended April 30, 2013.

Critical Accounting Policies and Estimates, page 22

10.   We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please revise this section to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.   Please also revise the applicable risk factors accordingly.

Results of Operations, page 25

11.   Please revise the discussion in your amended filing to refer to the appropriate amounts and dates presented in your Condensed Statements of Operations.

<u>Directors, Executive Officers, Promoters and Control Persons, page 27</u>

12.   Please revise to provide the business experience for each of your officers during the past five years, giving specific dates held in each position or advise. Refer to Item 401(e) of Regulation S-K.

13.   Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Shmuel Ulano should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

<u>Item 15. Recent Sales of Unregistered Securities, page 32</u>

14.   We note that you issued 7,750,000 shares of common stock to your founders. Please revise to provide the information required by Item 701(c) of Regulation S-K.

15.   Please include the sale of the company's common stock in April 2013 as disclosed on page 13 of the prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief